Exhibit 16.1

June 14, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 14, 2016 of Synergy Resources Corporation and are in agreement with the statements contained in the second, third and fourth paragraphs of such item.  We have no basis to agree or disagree with other statements of the registrant contained therein.

EKS&H LLLP